Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2023

ATHENS, GREECE, March 7, 2024 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $25.0 million and net income attributable to common stockholders of $24.5 million for the fourth quarter of 2023. The 2023 fourth quarter results compared to a net income of $23.8 million and net income attributable to common stockholders of $9.4 million for the same period in 2022. Earnings per share, basic and diluted, for the fourth quarter of 2023 were $2.03 and $0.63, respectively.

Revenue was $23.8 million ($22.7 million net of voyage expenses) for the fourth quarter of 2023, compared to $27.8 million ($25.0 million net of voyage expenses) for the same period in 2022. This decrease was attributable to the decrease in time-charter equivalent rates (“TCE rates”) realized during the quarter, partially offset by an increase in ownership days. Fleetwide, the average TCE rate for the fourth quarter of 2023 was $33,114, compared with an average rate of $40,469 for the same period in 2022. During the fourth quarter of 2023, net cash provided by operating activities was $9.3 million, compared with net cash provided by operating activities of $23.7 million for the fourth quarter of 2022.

Net income for the years ended December 31, 2023, and December 31, 2022, amounted to $69.4 million and $36.3 million, respectively. Net income attributable to common stockholders for the year ended December 31, 2023 amounted to $56.9 million, and resulted in earnings per share, basic and diluted, of $5.43 and $1.91, respectively. Net income attributable to common stockholders for the year ended December 31, 2022 amounted to $12.0 million, and resulted in earnings per common share, basic and diluted, of $6.49 and $3.02, respectively. The difference between net income and net income attributable to common stockholders for each of the years ended December 31, 2023, and December 31, 2022, mainly reflects aggregate non-cash items of $10.6 million and $23.3 million, respectively, as per US GAAP accounting standards, which do not affect the Company's operating cash flows.

Commenting on the results of the fourth quarter of 2023, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the fourth quarter of 2023, the tanker market continued to strengthen as it did throughout the year. We successfully achieved a fleetwide average time charter equivalent rate of $33,114 per day and $36,954 per day during the three and twelve-month periods ended December 31, 2023, respectively. As a result, during the fiscal year ended December 31, 2023, we generated revenues of $109.0 million and net income attributable to common stockholders of $56.9 million, representing increases of 45% and 374%, respectively, compared to the corresponding period in 2022. Our cash balance at the end of 2023 was approximately $68.3 million, reflecting a 72% increase from the 2022 year-end cash balance.

“As previously announced, in August 2023, the Company’s board of directors approved a $2 million share buyback program. Pursuant to this initiative, we repurchased 293,767 shares of common stock during the fourth quarter of 2023, totaling approximately $0.7 million. We firmly believe that this program is in the best interests of both our Company and our shareholders, and we intend to continue our share buybacks, depending on prevailing market conditions.

“Our impressive revenue generation of approximately $109 million during the last fiscal year is indicative of our ability to capitalize on the firm freight rate environment through the efficient operation of our fleet. We believe that the solid tanker market environment will be sustainable through 2024, prompting our continued focus on a fleet deployment strategy that emphasizes balanced exposure to short to medium-term time charter contracts, and the spot market. Specifically, five of our Aframax tankers currently operate under short- and medium-term time charter contracts with first-class charterers, securing a fixed revenue backlog of approximately $52.7 million as of the beginning of 2024. Our remaining two Aframax tankers operate under pool arrangements with exposure to the prevailing robust Aframax spot rates.

“Looking ahead, we are optimistic that our most recent corporate developments will enable us to fortify our market position. As previously announced, in 2023, we entered into shipbuilding contracts for the construction of three LNG-ready, scrubber fitted, LR2 Aframax tankers. These vessels, equipped with the latest high-specification engines and designed to meet stringent emission requirements, are expected to be delivered between late 2025 and early 2026. Our decision to acquire these identical “sister” vessels, along with the recent sale of our oldest Aframax tanker, the M/T P. Kikuma, reflect our confidence in sustainable market fundamentals. We believe that our strong financial position, our year-end cash balance representing 1.2x our outstanding bank debt, and our conservative leverage, which corresponds to a mere 18% of our estimated fleet market value, enhance our ability to pursue our fleet expansion and renewal strategy.”

Corporate Developments

Share Repurchase Plan

As previously announced on August 21, 2023, the Company’s board of directors approved a share repurchase plan (the “August Plan”) pursuant to which the Company may repurchase up to $2 million of its outstanding common shares.  During the fourth quarter of 2023, 293,767 common shares were repurchased for a total amount of approximately $0.7 million under the August Plan.

Update on Outstanding Shares and Warrants

As of March 6, 2024, the Company had outstanding 12,279,676 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;

•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,167,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,428,372 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Fourth Quarter of 2023:

• Tanker fleet supply was 689.3 million dwt, up 0.2% from 688.1 million dwt from the previous quarter and up 1.9% from Q4 2022 levels of 676.1 million dwt.

• Tanker demand in billion ton-miles is projected to increase by 5.0% in 2024, supported by solid growth in global crude oil trade volumes coupled with a very constrained tanker fleet growth. Furthermore, trade flow shifts have started to materialize as a result of the ongoing disruptions in the Red Sea area, increasing average distance traveled and bolstering ton-mile demand.

• Tanker fleet supply in deadweight terms is estimated to grow by just 0.6% in 2024 and by a moderate 1.4% in 2025.

• Crude oil tanker fleet utilization was estimated at 84.4%, up from 83.3% in the previous quarter and down from 88.3% in Q4 2022.

• Newbuilding tanker contracting was just 6.2 million dwt in the fourth quarter, resulting in a tanker orderbook-to-fleet ratio of 7.1%.

• Daily spot charter rates for Aframax tankers averaged $61,277, up 123.6% from the previous quarter average of $27,409 and down 32.7% from the Q4 2022 average of $90,991.

• The value of a 10-year-old Aframax tanker at the end of the fourth quarter was $55.0 million, up 7.8% from $51.0 million in the previous quarter, and up 22.2% from $45.0 million in Q4 2022.

• The number of tankers used for floating storage (excluding dedicated storage) was 106 (14.7 million dwt), down 15.2% from 125 (16.8 million dwt) in the previous quarter and down 27.4% from Q4 2022 levels of 146 (22.6 million dwt).

• Global oil consumption was 101.8 million bpd, up 0.5% from the previous quarter level of 101.3 million bpd, and up 2.3% from Q4 2022 levels of 99.5 million bpd.

• Global oil production was 102.8 million bpd, up 1.0% from the previous quarter level of 101.8 million bpd and up 1.6% from Q4 2022 levels of 101.2 million bpd.

• OECD commercial inventories were 2,783 million barrels, down 1.1% from the previous quarter level of 2,815 million barrels, and up 0.6% from Q4 2022 levels of 2,767 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$23,840	$27,767	$108,938	$75,173
Voyage expenses	1,124	2,838	4,358	14,861
Vessel operating expenses	6,011	4,241	21,866	13,828
Net income	24,962	23,837	69,413	36,300
Net income attributable to common stockholders	24,500	9,412	56,924	12,003
Earnings per common share, basic	2.03	2.31	5.43	6.49
Earnings per common share, diluted	0.63	1.18	1.91	3.02
FLEET DATA
Average number of vessels	7.8	6.7	7.9	5.7
Number of vessels	7.0	8.0	7.0	8.0
Ownership days	717	616	2,901	2,069
Available days	686	616	2,830	2,039
Operating days (1)	673	590	2,793	1,974
Fleet utilization	98.1%	95.8%	98.7%	96.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$33,114	$40,469	$36,954	$29,579
Daily vessel operating expenses (3)	$8,384	$6,885	$7,537	$6,683

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of March  7, 2024)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type

	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
4	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
5	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Pool
6	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
7	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to future market conditions, the conduct of our share repurchase program and the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
REVENUE:	(unaudited)	(unaudited)	(unaudited)
Revenue	$23,840	$27,767	$108,938	$75,173

EXPENSES:
Voyage expenses	1,124	2,838	4,358	14,861
Vessel operating expenses	6,011	4,241	21,866	13,828
Depreciation and amortization of deferred charges	3,517	2,715	14,793	9,281
General and administrative expenses	2,646	2,046	8,042	6,751
Gain on vessels' sale	(15,683)	(9,543)	(15,683)	(9,543)
(Reversal) / Provision for credit losses and write offs	(16)	15	(37)	33
Foreign currency losses / (gains)	31	31	64	(20)
Operating income	$26,210	$25,424	$75,535	$39,982

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,955)	(1,758)	(9,598)	(3,966)
Loss from debt extinguishment	(387)	-	(387)	-
Interest income	1,098	171	3,302	284
Changes in fair value of warrants' liability	(4)	-	561	-
Total other expenses, net	$(1,248)	$(1,587)	$(6,122)	$(3,682)

Net income	$24,962	$23,837	$69,413	$36,300

Income allocated to participating securities	(1)	(2)	(2)	(6)
Deemed dividend on Series B preferred stock upon exchange of common stock	-	-	-	(9,271)
Deemed dividend on Series C preferred stock upon exchange of Series B preferred stock and re-acquisition of loan due to a related party	-	(6,944)	-	(6,944)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	-	(5,930)	(9,809)	(5,930)
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	-	(1,094)	(789)	(1,116)
Dividends on preferred stock	(461)	(455)	(1,889)	(1,030)

Net income attributable to common stockholders	$24,500	$9,412	$56,924	$12,003

Earnings per common share, basic	$2.03	$2.31	$5.43	$6.49

Earnings per common share, diluted	$0.63	$1.18	$1.91	$3.02

Weighted average number of common shares, basic	12,095,795	4,065,977	10,491,316	1,850,072

Weighted average number of common shares, diluted	39,389,481	13,385,425	35,539,671	6,447,710

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
Net income	$24,962	$23,837	$69,413	$36,300
Other comprehensive income/ (loss) (Actuarial gain/ (loss))	(17)	68	(17)	68
Comprehensive income	$24,945	$23,905	$69,396	$36,368

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	December 31, 2023	December 31, 2022*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$68,267	$39,726
Advances for vessels under construction and other vessels' costs	11,303	-
Vessels, net	202,108	236,607
Other fixed assets, net	44	72
Other assets	14,544	16,574
Total assets	$296,266	$292,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$54,886	$127,675
Other liabilities	8,196	9,599
Total stockholders' equity	233,184	155,705
Total liabilities and stockholders' equity	$296,266	$292,979

* The balance sheet data as of December 31, 2022 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$9,263	$23,680	$67,955	$33,847
Net Cash provided by / (used in) Investing Activities	$37,429	$(78,121)	$25,721	$(112,950)
Net Cash provided by / (used in) Financing Activities	$(63,821)	$58,705	$(65,135)	$109,255